UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Ceridian Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156779100

(CUSIP Number)

Roy J. Katzovicz
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 29th Floor
New York, NY 10019
212-813-3700

with a copy to:

Alan J. Sinsheimer
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498
212-558-4000

and

Janet T. Geldzahler
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, N.W.
Washington, D.C. 20006-5805
202-956-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) Pershing Square Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,432,734
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,432,734

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,432,734
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.9%[1]
14	Type of Reporting Person (See Instructions) IA

1	Calculated based on 143,565,452 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of May 24, 2007, as represented by Ceridian Corporation in Exhibit 2.1 to its Form 8-K dated May 31, 2007.

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) PS Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,432,734
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,432,734

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,432,734
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.9%[2]
14	Type of Reporting Person (See Instructions) OO

2	Calculated based on 143,565,452 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of May 24, 2007, as represented by Ceridian Corporation in Exhibit 2.1 to its Form 8-K dated May 31, 2007.

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) Pershing Square GP, LLC
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 9,354,807
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,354,807

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,354,807
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.5%[3]
14	Type of Reporting Person (See Instructions) IA

3	Calculated based on 143,565,452 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of May 24, 2007, as represented by Ceridian Corporation in Exhibit 2.1 to its Form 8-K dated May 31, 2007.

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) William A. Ackman
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,432,734
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,432,734

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,432,734
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.9%[4]
14	Type of Reporting Person (See Instructions) IN

4	Calculated based on 143,565,452 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of May 24, 2007, as represented by Ceridian Corporation in Exhibit 2.1 to its Form 8-K dated May 31, 2007.

Item 1.	Security and Issuer.

This amendment No. 7 (this ‘‘Amendment’’) amends and supplements the statement on Schedule 13D (the ‘‘Original Schedule 13D’’), filed on January 18, 2007 by Pershing Square Capital Management, L.P., a Delaware limited partnership, PS Management GP, LLC, a Delaware limited liability company, Pershing Square GP, LLC, a Delaware limited liability company, and William A. Ackman, a citizen of the United States of America (collectively, the ‘‘Reporting Persons’’), the amendment No. 1 to the Original Schedule 13D, filed on January 23, 2007 by the Reporting Persons, the amendment No. 2 to the Original Schedule 13D, filed on February 6, 2007 by the Reporting Persons, the amendment No. 3 to the Original Schedule 13D, filed on February 28, 2007 by the Reporting Persons, the amendment No. 4 to the Original Schedule 13D, filed on March 1, 2007 by the Reporting Persons, the amendment No. 5 to the Original Schedule 13D, filed on May 2, 2007 by the Reporting Persons, and the amendment No. 6 to the Original Schedule 13D, filed on May 14, 2007 by the Reporting Persons, relating to the common stock, par value $0.01 per share (the ‘‘Common Stock’’), of Ceridian Corporation, a Delaware corporation (the ‘‘Issuer’’). The address of the principal executive offices of the Issuer is 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On June 12, representatives of the Reporting Persons circulated an open letter to the Issuer’s stockholders, a copy of which is attached as Exhibit 99.1 hereto. As described in the letter, the Reporting Persons are seeking value-maximizing alternatives in response to the $36 per share price contemplated by the Agreement and Plan of Merger, dated as of May 30, 2007, entered into by the Issuer. Such alternatives could include a sale of the entire company at a price greater than $36 per share, a sale or separation of one or both of the company’s main operating units and/or a recapitalization, dividend or self-tender transaction where significant value could be returned to stockholders, whether in combination with a broader transaction or otherwise. Investment funds managed by the Reporting Persons may participate in sponsoring one or more of these alternative transactions, which could involve additional strategic partners or financial sponsors. There can be no assurance that any such transaction will be proposed or, if proposed, accepted or consummated.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) Based on Exhibit 2.1 to the Issuer’s Form 8-K dated May 31, 2007, there were 143,565,452 shares of the Common Stock outstanding as of May 24, 2007. Based on the foregoing, the 21,432,734 shares of the Common Stock beneficially owned by the Reporting Persons represent approximately 14.9% of the shares of the Common Stock issued and outstanding.

(c) See trading data attached hereto as Exhibit 99.2.  Exhibit 99.2 is incorporated by reference into this Item 5(c) as if restated in full.

Except as set forth in Exhibit 99.2 attached hereto, in the period since May 15, 2007, no other transactions in shares of the Common Stock were effected by any Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the terms of the engagement with Lazard Frères & Co. LLC (‘‘Lazard’’), referred to in the letter to the Issuer’s stockholders, Lazard will, in addition to its retention fee, receive a fee of $1,500,000 if the shares of Common Stock held by the Reporting Persons or the funds they advise are sold, transferred, exchanged, redeemed or converted in a sale of the Issuer for a per share amount equal to or greater than $38.50, and Lazard will receive 10% of the proceeds in excess of $38.50 (but less than or equal to $41.00) per share received by such parties, and 15% of the proceeds in excess of $41.00 per share received by such parties.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit 99.1	Open Letter, dated June 12, 2007, from Pershing Square Capital Management, L.P. to Ceridian Corporation Stockholders.

Exhibit 99.2	Trading data of the transactions in the Common Stock that were effected in the period since May 15, 2007.

.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2007

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT INDEX

Exhibit		Description
99	.1.	Letter, dated June 12, 2007, from Pershing Square Capital Management, L.P. to Ceridian Corporation Stockholders.
99	.2.	Trading data of the transactions in the Common Stock that were effected in the period since May 15, 2007.